Exhibit 99.1

Atour Lifestyle Holdings Limited Reports Third Quarter of 2024 Unaudited Financial Results

•	A total of 1,533 hotels, or 175,199 hotel rooms, in operation as of September 30, 2024.
•	Net revenues for the third quarter of 2024 increased by 46.7% year-over-year to RMB1,899 million (US$271 million), compared with RMB1,294 million for the same period of 2023.
•	Net income for the third quarter of 2024 increased by 45.3% year-over-year to RMB381 million (US$54 million), compared with RMB262 million for the same period of 2023.
•	Adjusted net income (non-GAAP)[1] for the third quarter of 2024 increased by 41.2% year-over-year to RMB384 million (US$55 million), compared with RMB272 million for the same period of 2023.
•	EBITDA (non-GAAP)[2] for the third quarter of 2024 increased by 42.9% year-over-year to RMB529 million (US$75 million), compared with RMB370 million for the same period of 2023.
•	Adjusted EBITDA (non-GAAP)[3] for the third quarter of 2024 increased by 40.0% year-over-year to RMB532 million (US$76 million), compared with RMB380 million for the same period of 2023.

SHANGHAI, China, November 19, 2024 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter of 2024 Operational Highlights

As of September 30, 2024, there were 1,533 hotels with a total of 175,199 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 37.9% and 36.1% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of September 30, 2024, there were 732 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB456 for the third quarter of 2024, compared with RMB495 for the same period of 2023 and RMB441 for the second quarter of 2024.

The occupancy rate4 was 80.3% for the third quarter of 2024, compared with 82.4% for the same period of 2023 and 78.4% for the second quarter of 2024.

The revenue per available room4 (“RevPAR”) was RMB380 for the third quarter of 2024, compared with RMB424 for the same period of 2023 and RMB359 for the second quarter of 2024.

The GMV5 generated from our retail business was RMB566 million for the third quarter of 2024, representing an increase of 107.7% year-over-year.

“We delivered another strong performance for the third quarter of 2024, driven by synergistic growth across our hotel and retail businesses,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “We accelerated the expansion of our hotel network, with 140 new hotel openings during the quarter, once again setting a quarterly record. As of the end of the third quarter, we had a total of 1,533 hotels in operation, representing a 37.9% year-over-year increase. In October, we officially unveiled our new upscale brand, SAVHE Hotel, strengthening our presence in the upscale market with a long-term approach to growth and branding. Our RevPAR remained at a healthy level this quarter despite evolving market environments and last year’s high comparison base, reaching RMB380. Additionally, our retail business sustained its robust growth momentum, with GMV increasing by 107.7% year over year to RMB566 million this quarter, as driven by Atour Planet’s effective and systematic deep sleep idea.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

Looking ahead, we will remain committed to executing our core 'Chinese Experience' strategy, consistently innovating and elevating our hotel offerings, strengthening our service capabilities to deliver a superior customer experience, and driving high-quality growth in our retail business. We are confident these efforts will holistically amplify our brand influence, reinforcing Atour’s distinctive competitive edges,” concluded Mr. Wang.

Third Quarter of 2024 Unaudited Financial Results

	Q3 2023	Q3 2024
(RMB in thousands)
Revenues:
Manachised hotels	781,112	1,179,211
Leased hotels	238,190	189,531
Retail	235,124	479,704
Others	39,678	50,136
Net revenues	1,294,104	1,898,582

Net revenues. Our net revenues for the third quarter of 2024 increased by 46.7% to RMB1,899 million (US$271 million) from RMB1,294 million for the same period of 2023, mainly driven by the growth in manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the third quarter of 2024 increased by 51.0% to RMB1,179 million (US$168 million) from RMB781 million for the same period of 2023. This increase was primarily driven by our ongoing hotel network expansion and the rapid growth of our supply chain business. The total number of our manachised hotels increased from 1,080 as of September 30, 2023 to 1,504 as of September 30, 2024. RevPAR of our manachised hotels was RMB376 for the third quarter of 2024, compared with RMB418 for the same period of 2023.

•	Leased hotels. Revenues from our leased hotels for the third quarter of 2024 decreased by 20.4% to RMB190 million (US$27 million) from RMB238 million for the same period of 2023, primarily due to the decrease in the number of leased hotels as a result of our product mix optimization, as well as the decrease in RevPAR. RevPAR of our leased hotels was RMB527 for the third quarter of 2024, compared with RMB571 for the same period of 2023.

•	Retail. Revenues from retail for the third quarter of 2024 increased by 104.0% to RMB480 million (US$68 million) from RMB235 million for the same period of 2023. This increase was driven by widespread recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the third quarter of 2024 increased by 26.4% to RMB50 million (US$7 million) from RMB40 million for the same period of 2023. This increase was driven by our fast-growing membership business.

	Q3 2023	Q3 2024
(RMB in thousands)
Operating costs and expenses:
Hotel operating costs	(616,537)	(876,197)
Retail costs	(112,209)	(227,027)
Other operating costs	(18,473)	(7,814)
Selling and marketing expenses	(112,273)	(218,433)
General and administrative expenses	(79,382)	(81,977)
Technology and development expenses	(20,367)	(30,240)
Total operating costs and expenses	(959,241)	(1,441,688)

Operating costs and expenses for the third quarter of 2024 were RMB1,442 million (US$205 million), including RMB3 million share-based compensation expenses, compared with RMB959 million, including RMB10 million share-based compensation expenses for the same period of 2023.

•	Hotel operating costs for the third quarter of 2024 were RMB876 million (US$125 million), compared with RMB617 million for the same period of 2023. This increase was mainly due to the increase in variable costs, such as supply chain costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 64.0% of manachised and leased hotels’ revenues for the third quarter of 2024, compared with 60.5% for the same period of 2023. This increase was due to a decrease in RevPAR attributable to the high base effect in the same period of 2023, as well as an increased share of revenues generated by the lower-margin supply chain business.

•	Retail costs for the third quarter of 2024 were RMB227 million (US$32 million), compared with RMB112 million for the same period of 2023. This increase was associated with the rapid growth of our retail business. Retail costs accounted for 47.3% of retail revenues for the third quarter of 2024, compared with 47.7% for the same period of 2023.

•	Other operating costs for the third quarter of 2024 were RMB8 million (US$1.1 million), compared with RMB18 million for the same period of 2023.

•	Selling and marketing expenses for the third quarter of 2024 were RMB218 million (US$31 million), compared with RMB112 million for the same period of 2023. This increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 11.5% of net revenues for the third quarter of 2024, compared with 8.7% for the same period of 2023.

•	General and administrative expenses for the third quarter of 2024 were RMB82 million (US$12 million), including RMB3 million share-based compensation expenses, compared with RMB79 million, including RMB9 million share-based compensation expenses for the same period of 2023. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.2% of net revenues for the third quarter of 2024, compared with 5.4% for the same period of 2023.

•	Technology and development expenses for the third quarter of 2024 were RMB30 million (US$4 million), compared with RMB20 million for the same period of 2023. This increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business and improve customer experience. Technology and development expenses accounted for 1.6% of net revenues for both the third quarters of 2024 and the same period of 2023.

Other operating income, net for the third quarter of 2024 was RMB35 million (US$5 million) income, compared with RMB6 million income for the same period of 2023. This increase was primarily due to the increase in government subsidies.

Income from operations for the third quarter of 2024 was RMB492 million (US$70 million), compared with RMB341 million for the same period of 2023.

Income tax expense for the third quarter of 2024 was RMB143 million (US$20 million), compared with RMB94 million for the same period of 2023.

Net income for the third quarter of 2024 was RMB381 million (US$54 million), representing an increase of 45.3% year-over-year compared with RMB262 million for the same period of 2023.

Adjusted net income (non-GAAP) for the third quarter of 2024 was RMB384 million (US$55 million), representing an increase of 41.2% year-over-year compared with RMB272 million for the same period of 2023.

Basic and diluted income per share/American depositary share (ADS). For the third quarter of 2024, basic income per share was RMB0.93 (US$0.13), and diluted income per share was RMB0.92 (US$0.13). Basic income per ADS for the third quarter of 2024 was RMB2.79 (US$0.39), and diluted income per ADS was RMB2.76 (US$0.39).

EBITDA (non-GAAP) for the third quarter of 2024 was RMB529 million (US$75 million), representing an increase of 42.9% compared with RMB370 million for the same period of 2023.

Adjusted EBITDA (non-GAAP) for the third quarter of 2024 was RMB532 million (US$76 million), representing an increase of 40.0% compared with RMB380 million for the same period of 2023.

Cash flows. Operating cash inflow for the third quarter of 2024 was RMB433 million (US$62 million). Investing cash outflow for the third quarter of 2024 was RMB572 million (US$81 million). Financing cash outflow for the third quarter of 2024 was RMB421 million (US$60 million).

Cash and cash equivalents and restricted cash. As of September 30, 2024, the Company had a total balance of cash and cash equivalents and restricted cash of RMB2.7 billion (US$391 million).

Debt financing. As of September 30, 2024, the Company had total outstanding borrowings of RMB92 million (US$13 million), and the unutilized credit facility available to the Company was RMB460 million.

Outlook

For the full year of 2024, the Company currently expects total net revenues to increase by 48% to 52% compared with full-year 2023.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Tuesday, November 19, 2024 (or 8:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour Third Quarter 2024 Earnings Conference Call Pre-registration Link:https://register.vevent.com/register/BI61cf605c124941f491fa85e482178e58

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis, excluding share-based compensation expenses, which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2023	2024
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	2,840,807	2,741,003	390,590
Short-term investments	751,794	1,569,850	223,702
Accounts receivable	162,101	157,511	22,445
Prepayments and other current assets	251,900	323,258	46,064
Amounts due from related parties	115,900	139,502	19,879
Inventories	119,078	139,246	19,842
Total current assets	4,241,580	5,070,370	722,522
Non-current assets
Restricted cash	946	1,106	158
Contract costs	98,220	117,459	16,738
Property and equipment, net	266,120	221,971	31,631
Operating lease right-of-use assets	1,712,580	1,480,677	210,995
Intangible assets, net	4,247	4,778	681
Goodwill	17,446	17,446	2,486
Other assets	100,939	90,960	12,962
Deferred tax assets	144,947	204,559	29,149
Total non-current assets	2,345,445	2,138,956	304,800
Total assets	6,587,025	7,209,326	1,027,322

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	295,721	296,203	42,209
Accounts payable	594,545	564,123	80,387
Deferred revenue, current	406,066	414,374	59,048
Salary and welfare payable	189,823	207,018	29,500
Accrued expenses and other payables	684,391	783,615	111,665
Income taxes payable	136,201	211,632	30,157
Short-term borrowings	70,000	90,000	12,825
Amounts due to related parties	1,104	1,871	267
Total current liabilities	2,377,851	2,568,836	366,058
Non-current liabilities
Operating lease liabilities, non-current	1,583,178	1,346,097	191,817
Deferred revenue, non-current	369,455	460,340	65,598
Long-term borrowings, non-current portion	2,000	2,000	285
Other non-current liabilities	194,452	241,547	34,420
Total non-current liabilities	2,149,085	2,049,984	292,120
Total liabilities	4,526,936	4,618,820	658,178

1 Translations of balances in the consolidated financial statements from RMB into US$ for the third quarter of 2024 and as of September 30, 2024 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.0176, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2024.

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	September 30,
	2023	2024
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	244	245	35
Class B ordinary shares	56	56	8
Additional paid in capital	1,555,773	1,601,026	228,144
Retained earnings	507,226	1,016,377	144,833
Accumulated other comprehensive (loss) income	4,769	(16,345)	(2,329)
Total equity attributable to shareholders of the Company	2,068,068	2,601,359	370,691
Non-controlling interests	(7,979)	(10,853)	(1,547)
Total shareholders’ equity	2,060,089	2,590,506	369,144
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	6,587,025	7,209,326	1,027,322

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Revenues:
Manachised hotels	781,112	1,179,211	168,036	1,854,393	3,042,301	433,524
Leased hotels	238,190	189,531	27,008	645,024	537,913	76,652
Retail	235,124	479,704	68,357	559,705	1,433,029	204,205
Others	39,678	50,136	7,144	101,627	150,679	21,472
Net revenues	1,294,104	1,898,582	270,545	3,160,749	5,163,922	735,853
Operating costs and expenses:
Hotel operating costs	(616,537)	(876,197)	(124,857)	(1,507,682)	(2,314,119)	(329,759)
Retail costs	(112,209)	(227,027)	(32,351)	(281,286)	(698,133)	(99,483)
Other operating costs	(18,473)	(7,814)	(1,113)	(41,871)	(27,558)	(3,927)
Selling and marketing expenses	(112,273)	(218,433)	(31,126)	(262,682)	(617,751)	(88,029)
General and administrative expenses	(79,382)	(81,977)	(11,682)	(346,036)	(250,120)	(35,642)
Technology and development expenses	(20,367)	(30,240)	(4,309)	(54,988)	(87,373)	(12,451)
Total operating costs and expenses	(959,241)	(1,441,688)	(205,438)	(2,494,545)	(3,995,054)	(569,291)
Other operating income, net	6,475	35,464	5,054	43,653	39,530	5,633
Income from operations	341,338	492,358	70,161	709,857	1,208,398	172,195
Interest income	8,456	12,995	1,852	20,812	38,910	5,545
Gain from short-term investments	8,875	13,807	1,967	23,197	34,344	4,894
Interest expense	(723)	(856)	(122)	(4,326)	(2,383)	(340)
Other income (expenses), net	(1,471)	5,678	809	(4,442)	5,127	731
Income before income tax	356,475	523,982	74,667	745,098	1,284,396	183,025
Income tax expense	(94,408)	(143,272)	(20,416)	(225,804)	(342,072)	(48,745)
Net income	262,067	380,710	54,251	519,294	942,324	134,280
Less: net (loss) income attributable to non-controlling interests	1,049	(3,679)	(524)	2,211	(2,875)	(410)
Net income attributable to the Company	261,018	384,389	54,775	517,083	945,199	134,690

Net income	262,067	380,710	54,251	519,294	942,324	134,280
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	3,014	(34,245)	(4,880)	26,006	(21,114)	(3,009)
Other comprehensive (loss) income, net of income taxes	3,014	(34,245)	(4,880)	26,006	(21,114)	(3,009)
Total comprehensive income	265,081	346,465	49,371	545,300	921,210	131,271
Comprehensive (loss) income attributable to non-controlling interests	1,049	(3,679)	(524)	2,211	(2,875)	(410)
Comprehensive income attributable to the Company	264,032	350,144	49,895	543,089	924,085	131,681
Net income per ordinary share
—Basic	0.63	0.93	0.13	1.28	2.29	0.33
—Diluted	0.63	0.92	0.13	1.25	2.27	0.32
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	412,683,043	413,928,908	413,928,908	403,206,606	413,340,195	413,340,195
—Diluted	416,140,935	416,980,577	416,980,577	414,425,523	416,529,151	416,529,151

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	543,072	432,923	61,690	1,424,637	1,152,800	164,273
Cash flows from investing activities:
Payment for purchases of property and equipment	(4,487)	(23,128)	(3,296)	(31,897)	(55,879)	(7,963)
Proceeds from disposal of property and equipment	670	-	-	670	-	-
Payment for purchases of intangible assets	-	(1,147)	(163)	-	(1,429)	(204)
Payment for purchases of short-term investments	(2,494,000)	(6,342,920)	(903,858)	(5,826,210)	(13,584,920)	(1,935,836)
Proceeds from maturities of short-term investments	1,719,014	5,795,448	825,845	5,213,708	12,801,208	1,824,158
Net cash used in investing activities	(778,803)	(571,747)	(81,472)	(643,729)	(841,020)	(119,845)
Cash flows from financing activities:
Proceeds from borrowings	-	-	-	40,000	20,000	2,850
Repayment of borrowings	(848)	-	-	(141,958)	-	-
Proceeds from stock option exercises	53,159	14,944	2,130	53,159	14,944	2,130
Payment for dividends	(150,579)	(436,048)	(62,136)	(150,579)	(436,048)	(62,136)
Net cash used in financing activities	(98,268)	(421,104)	(60,006)	(199,378)	(401,104)	(57,156)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,014	(21,948)	(3,128)	26,684	(10,320)	(1,471)
Net (decrease) increase in cash and cash equivalents and restricted cash	(330,985)	(581,876)	(82,916)	608,214	(99,644)	(14,199)
Cash and cash equivalents and restricted cash at the beginning of the period	2,529,306	3,323,985	473,664	1,590,107	2,841,753	404,947
Cash and cash equivalents and restricted cash at the end of the period	2,198,321	2,742,109	390,748	2,198,321	2,742,109	390,748

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	262,067	380,710	54,251	519,294	942,324	134,280
Share-based compensation expenses, net of tax effect of nil[2]	9,924	3,282	468	161,502	30,309	4,319
Adjusted net income (non-GAAP)	271,991	383,992	54,719	680,796	972,633	138,599

	Three Months Ended			Nine Months Ended
	September 30,	September 30,		September 30,	September 30,
	2023	2024		2023	2024
	RMB	RMB	USD[1]	RMB	RMB	USD[1]
Net income (GAAP)	262,067	380,710	54,251	519,294	942,324	134,280
Interest income	(8,456)	(12,995)	(1,852)	(20,812)	(38,910)	(5,545)
Interest expense	723	856	122	4,326	2,383	340
Income tax expense	94,408	143,272	20,416	225,804	342,072	48,745
Depreciation and amortization	21,413	17,150	2,444	65,599	50,989	7,266
EBITDA (non-GAAP)	370,155	528,993	75,381	794,211	1,298,858	185,086
Share-based compensation expenses	9,924	3,282	468	161,502	30,309	4,319
Adjusted EBITDA (non-GAAP)	380,079	532,275	75,849	955,713	1,329,167	189,405

 2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q3 2024	Closed in Q3 2024	As of September 30, 2024	As of September 30, 2024
Manachised hotels	140	18	1,504	170,895
Leased hotels	-	1	29	4,304
Total	140	19	1,533	175,199

		As of September 30, 2024
Brand[3]	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
Atour S	Upscale	71	5	10,894
Atour	Upper midscale	1,135	22	133,703
Atour X	Upper midscale	161	1	17,509
Atour Light	Midscale	137	-	12,879
Total		1,504	29	175,199

	All Hotels in Operation
	Three Months Ended September 30, 2023	Three Months Ended June 30, 2024	Three Months Ended September 30, 2024
Occupancy rate[4] (in percentage)
Manachised hotels	82.2%	78.2%	80.2%
Leased hotels	86.6%	83.7%	85.6%
All hotels	82.4%	78.4%	80.3%

ADR[4] (in RMB)
Manachised hotels	489.4	436.4	452.1
Leased hotels	629.9	573.0	586.6
All hotels	495.4	440.6	455.8

RevPAR[4] (in RMB)
Manachised hotels	417.9	354.5	375.6
Leased hotels	571.4	503.3	527.4
All hotels	424.1	358.7	379.5

	Hotels in Operation for More Than 18 Months in Q3 2024[5]
	Number of hotels		Same-hotel Occupancy[4] (in percentage)		Same-hotel ADR[4] (in RMB)		Same-hotel RevPAR[4] (in RMB)
	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024	Q3 2023	Q3 2024
Manachised hotels	896	896	83.4%	82.0%	492.9	460.7	427.5	391.8
Leased hotels	29	29	86.6%	85.3%	628.8	580.8	570.9	521.2
All hotels	925	925	83.5%	82.1%	498.6	465.5	433.2	396.8

3 Effective July 1, 2024, we merged our upscale hotel brand, ZHOTEL, with Atour S as part of our efforts to streamline and optimize our brand portfolio. Consequently, the key information for our Atour S brand in the table includes data for the hotel operated under ZHOTEL up to June 30, 2024.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

5 For any given quarter, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that quarter. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the third quarter of 2024, compared to the corresponding metrics generated by these “same hotels” during the same period in 2023.